Exhibit 99.1

ADIRA ENERGY LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2015

UNAUDITED

U.S. DOLLARS IN THOUSANDS

INDEX

Page

Consolidated Statements of Financial Position	3

Consolidated Statements of Comprehensive Loss	4

Consolidated Statements of Changes in Equity (Deficit)	5

Consolidated Statements of Cash Flows	6 - 7

Notes to Consolidated Interim Financial Statements	8-12

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NOTICE TO SHAREHOLDERS

The accompanying unaudited condensed consolidated interim financial statements of Adira Energy Ltd. for the nine month period ended September 30, 2015 have been prepared by management in accordance with International Financial Reporting Standards applicable to consolidated interim financial statements (see note 2 to the unaudited condensed consolidated interim financial statements). Recognizing that the Company is responsible for both the integrity and objectivity of the unaudited condensed consolidated interim financial statements, management is satisfied that these unaudited condensed consolidated interim financial statements have been fairly presented.

Under National Instrument 51-102, part 4, sub-section 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	September 30,	December 31,
	2015	2014
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$204	$334
Restricted deposits	-	9
Other receivables and prepaid expenses	7	64

Total current assets	211	407

NON-CURRENT ASSETS:
Property and equipment, net	-	2

Total non-current assets	-	2

Total assets	$211	$409

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$8	$17
Other accounts payable and accrued liabilities	40	56

Total current liabilities	48	223

EQUITY:
Share capital	-	-
Additional paid-in capital	34,281	34,051
Accumulated deficit	(34,118)	(33,865)

Total equity (deficit)	163	(186)

Total liabilities and equity	$211	$409

The accompanying notes are an integral part of the interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE PROFIT AND LOSS

U.S. dollars in thousands, except share and per share data

	Nine months ended September 30,		Three months ended September 30,
	2015	2014	2015	2014
	Unaudited

Expenses:
General and administrative expenses *)	214	318	25	161
Impairment charge (reversal)	-	(1,126)	-	-

Total expenses	(214)	(808)	25	161

Operating profit (loss)	(214)	808	(25)	(161)

Finance income	-	77	5	77
Finance expense	(39)	(7)	-	-

Profit (loss) before income tax expense	(253)	878	(20)	(84)
Income tax expense	-	-	-	-

Net comprehensive profit (loss)	$(253)	$878	$(20)	$(84)

Net comprehensive profit (loss) attributed to:
Equity holders of the parent	$(253)	$878	$(20)	$(84)
Non-controlling interests	-	-	-	-

	$(253)	$878	$(20)	$(84)

Basic and diluted net earnings (loss) per share **) attributable to equity holders of the parent	$(0.02)	$0.07	$(0.00)	$(0.01)

Weighted average number of ordinary shares **) used in computing basic and diluted net loss per share	14,524,816	12,117,290	17,112,,022	12,117,290

*) Includes share-based compensation	$2	$(42)	$-	$6

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

U.S. dollars in thousands, except share data

	Number of	Share	Additional paid in	Accumulated
	shares	capital	Capital	deficit	Total Equity

Balance as of January 1, 2014	12,052,022	$-	$34,023	$(34,600)	$(577)

Shares issued in private placement, net	240,000	-	60	-	60
Share-based compensation recovery	-	-	(32)	-	(32)
Net profit and comprehensive profit	-	-	-	735	735

Balance as of December 31, 2014	12,292,022	-	34,051	(33,865)	186

Shares issued in private placement, net	4,820,000	-	228	-	217
Share-based compensation	-	-	2	-	2
Net loss and comprehensive loss	-	-	-	(253)	(253)

Balance as of September 30, 2015 (unaudited)	17,112,022	$-	$34,281	$(34,118)	$163

	Number of shares *)	Share capital	Additional paid in capital	Accumulated deficit	Total Equity

Balance as January 1, 2014	12,052,022	-	34,023	(34,600)	(577)

Shares issued in Private Placement, net	240,000	-	60	-	60
Share-based compensation	-	-	(42)	-	(42)
Net profit and comprehensive profit	-	-	-	878	878

Balance as of September 30, 2014 (unaudited)	12,292,022	$-	$34,041	$(33,722)	319

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands, except share data

	Nine months ended September 30,		Three months ended September 30,
	2015	2014	2015	2014
	Unaudited
Cash flows from operating activities:

Net profit (loss)	$(253)	$878	(20)	(84)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Exchange differences on balances of cash and cash equivalents	-	4	-	1
Depreciation	-	45	-	14
Loss on sale of fixed assets	1	-	-	-
Impairment charge (reversal) for exploration and evaluation assets	-	(1,126)	-	-
Share-based payment	2	(42)	-	6

	3	(1,119)	-	21
Changes in asset and liability items:

Decrease (increase) in accounts receivable, other receivables and prepaid expenses	57	2,452	17	11
Increase (decrease) in trade payables	(159)	(1,500)	(42)	5
Increase (decrease) in other accounts payable and accrued liabilities	(16)	(958)	20	1

	(118)	(6)	(5)	17

Net cash used in operating activities	(368)	(247)	(25)	(46)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2015	2014	2015	2014
	Unaudited

Cash flows from investing activities:

Proceeds from sale of equipment and other assets	1	-	-	-
Purchase of property and equipment	-	-	-	-
Decrease in restricted deposits	9	26	-	11

Net cash provided by investing activities	10	26	-	11

Cash flows from financing activities:

Proceeds from issue of shares, net of issuance expenses	228	60	-	60

Net cash provided by financing activities	228	60	-	60

Exchange differences on balances of cash and cash equivalents	-	(4)	-	(1)

Increase (decrease) in cash and cash equivalents	(130)	(165)	(25)	24
Cash and cash equivalents at the beginning of the period	334	617	229	428

Cash and cash equivalents at the end of the period	$204	$452	$204	$452

The accompanying notes are an integral part of the condensed consolidated interim financial statements.
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ADIRA ENERGY LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Nature of operations:

Adira Energy Ltd. and its subsidiaries (individually and collectively, as the context requires, "Adira" or "the Company"), is an oil and gas early-stage exploration company. The Company has an option (the "Yam Hadera Option") to acquire up to a 15% participating interest in the Yam Hadera license (the "Yam Hadera License"), located 30 kilometers offshore Israel, between Hadera and Haifa. The Yam Hadera Option is exercisable until 14 days prior to the signing of a rig contract for the Yam Hadera License.  On September 22, 2014, the Petroleum Commissioner of the State of Israel advised the operator that the Yam Hadera License expired, without further extension being granted, due to the milestones in their work program not being achieved and on October 22, 2014, the operator sent a letter of appeal to the decision with the Minister of Energy and Water of the State of Israel, however, as of this date, no reply has been received.

These financial statements have been prepared in a condensed format as of September 30, 2015, for the nine months then ended ("interim consolidated financial statements"). These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2014, and for the year then ended and the accompanying notes.

b.        Financial position:

As reflected in the consolidated financial statements, as of September 30, 2015, the Company had an accumulated deficit of $34,113. The Company is an early-exploration stage company and its operating revenues are currently insufficient to finance its future operating expenses and exploration funding commitments.

The ability of the Company to continue as a going concern depends upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development, and upon future profitable operations from the properties or proceeds from their disposition. There can be no assurance that the Company will be able to continue to raise funds from the aforementioned sources in which case the Company may be unable to meet its obligations. These factors raise substantial doubts about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if the Company was unable to continue as a going concern.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting".

The significant accounting policies and methods of computation adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the annual consolidated financial statements.

ADIRA ENERGY LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	EQUITY

a.	Share Capital

On May 7, 2015, the Company completed a non-brokered private placement of 4,820,000  units ("Units") for net proceeds of $228. Each Unit consists of one Common Share and one warrant. Each warrant is exercisable to acquire one Common Share at a price of CAN$0.05 per Common Share until May 6, 2018.

b.	Stock Option Plan:

The movement in stock options during the nine months ended September 30, 2015, was as follows:

	Number of options outstanding	Weighted average exercise price

Balance at December 31, 2014 (audited)	416,000	6.00
Options forfeited	(144,667)	9.86

Balance at September 30, 2015 (unaudited)	271,333	2.93

The following table summarizes information about stock options outstanding and exercisable as of September 30, 215 (unaudited):

Grant date	Expiry date	Grant date fair value	Exercise price	Number of options outstanding	Number of options exercisable	Average remaining contractual life

July 22, 2010	July 21, 2015	$9.90	$8.93	16,667	16,667	0.28
May 3, 2011 (*)	May 2, 2016	$7.80	$6.66	16,667	16,667	0.59
December 1, 2011 (*)	November 30, 2016	$3.30	$5.55	2,000	2,000	1.17
August 22, 2012 (*)	August 21, 2017	$1.05	$2.22	246,000	246,000	1.89

				271,333	271,333

(*)	The exercise price is denominated in Canadian dollars and was translated to USD in the table above using the exchange rate on September 30, 2015.

ADIRA ENERGY LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	EQUITY (Cont.)

c.	Share purchase warrants:

The following tables summarize information applicable to warrants outstanding as of September 30, 2015:
Issue date	Expiry date	Grant date fair value	Exercise price (**)	Number of warrants

May 7, 2015	May 6, 2018	$0.02	$0.07	4,820,000

(*)	Following the Company's two prior share consolidations, every 15 previously issued warrants will be convertible into one Common Share of the Company.
(**)	The exercise price of these warrants is denominated in Canadian dollars and was translated to USD in the table above using the exchange rate as of September 30, 2015.

NOTE 4:-	RELATED PARTY TRANSACTIONS

During the nine month period ended September 30, 2015, the Company incurred $60 in consulting fees and operating expenses to private companies which are controlled by directors or officers of the Company, as compared to $171 thousand during the nine month period ended September 30, 2014.

These transactions are in the ordinary course of business and are measured at the amount of consideration set and agreed by the related parties.

NOTE 5:-                          SUBSEQUENT EVENTS

a.	On November 5, 2015, the Company and SMAART Holdings Inc. (the "Target") and the shareholders of the Target entered into a letter of intent (the "LOI") pursuant to which the Target and Adira will complete a transaction (the "Transaction"), pursuant to which the resulting corporation (the "Resulting Issuer") will continue to be listed on the TSX Venture Exchange (the "TSXV").

NOTE 5:-                          SUBSEQUENT EVENTS (CONT.)

b.	SMAART Holdings Inc. is a British Columbia based corporation owned by D. Paul Stanford of Oregon and TY & Sons Investments Inc. of Vancouver, BC (controlled by Talal Yassin) that owns a Nevada, USA subsidiary, SMAART Holdings Corp., which in turn owns the following subsidiaries:

(i)	Empower Healthcare Corporation ("EHC") is an Oregon based corporation that provides physician services to patients across the USA. EHC has over 200,000 patient records, including those of its predecessor entities, The Hemp & Cannabis Foundation Medical Clinics, also known as THCF Medical Clinics, and Presto Quality Care Corp. EHC and these predecessors were started by D. Paul Stanford in 1999 employing medical doctors to assist patients to obtain their state's medical marijuana permits. EHC has helped patients receive medical marijuana permits in Oregon, Washington, Hawaii, California, Colorado, Nevada, Michigan, Montana and Arizona. EHC has further helped patients in other states to obtain an Oregon medical marijuana permit. EHC and its predecessors have spent over US$2,000,000 to fund state-licensed medical marijuana cultivation and to change marijuana laws in Oregon, and another US$2,000,000 advertising THCF Medical Clinics since 2003.

(ii)	The Hemp & Cannabis Company ("THCC") includes SMAART Inc., both Oregon corporations. THCC's business is the production, processing and branding of products made from cannabis and hemp. THCC owns and leases real estate on which they grow cannabis with state licenses in both Oregon and Washington. THCC harvested an existing inventory of cannabis in both states in the autumn of 2015.

(iii)	THCF Access Points is an Oregon corporation that intends to obtain medical dispensary licenses.

c.	The Transaction is subject to a number of conditions typical in a transaction of this nature, including without limitation, the approval by at least 66 2/3% of the votes cast by Adira shareholders at a special meeting of Adira shareholders to approve the Transaction and the approval of the TSXV. On closing of the Transaction, it is expected that current shareholders of Adira will own 10% of the Resulting Issuer, while the current shareholders of the Target will own the remaining 90%.

In addition, the Target will complete a financing to close concurrently with the completion of the Transaction whereby net proceeds of at least $2,400,000 are raised. Such funds will be available as working capital for the Resulting Issuer.

NOTE 5:-                          SUBSEQUENT EVENTS (CONT.)

d.	The Board of Directors of the Resulting Issuer will initially consist of seven directors, five of which shall be nominated by the Target and two of which shall be nominated by Adira.

e.	In connection with the Transaction, Adira has advanced US$25,000 to the Target to meet the Target's ongoing working capital requirements pending the completion of this transaction. It is anticipated that a further sum of up to US$75,000 will be advanced upon receiving the approval of the TSXV following the submission of a filing package by Adira with respect to the Transaction. Finally, an additional US$100,000 will be advanced to the Target upon the receipt of the conditional approval of the TSXV with respect to the Transaction. These loan advances will be secured on the assets of the Target.

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